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SEC FILE NUMBER
8-68910

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (Date) AND ENDING December 31, 2017 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mora WM Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 Brickell Ave. Suite 2990
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman — 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLC
(Name - *if individual, state last, first, middle name*)

1450 Brickell Ave.	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Eli Butnaru, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mora WM Securities LLC as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JOHN J. ZENO
MY COMMISSION #GG167748
EXPIRES: DEC 13, 2021
Bonded through 1st State Insurance

2/27/18

Notary Public

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, or statement, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Other

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JOHN J. ZENO NOTARY PUBLIC FLORIDA

MORA WM SECURITIES, LLC
(A Wholly-Owned Subsidiary of
Mora WM Holdings USA, LLC)

CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Mora WM Securities, LLC
(A Wholly-Owned Subsidiary of Mora WM Holdings USA, LLC)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mora WM Securities, LLC (the "Company") (A Wholly-Owned Subsidiary of Mora WM Holdings USA, LLC) as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Mora WM Securities, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Mora WM Securities, LLC's management. Our responsibility is to express an opinion on Mora WM Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mora WM Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion

Morrison, Brown, Argiz & Farra

We have served as Mora WM Securities, LLC's auditors since 2012.

Miami, Florida
February 27, 2018

MORA WM SECURITIES, LLC
(a Wholly-Owned Subsidiary of
Mora WM Holdings USA, LLC)
Statement of Financial Condition
December 31, 2017

Assets	
Cash and cash equivalents	$ 715,544
Cash segregated under regulatory requirments	100,025
Accounts receivable	12,669
Receivables from clearing broker	2,174,919
Deposit with clearing broker	252,756
Prepaid expenses	75,614
Other assets	4,112
Total Assets	$ 3,335,639
Liabilities and Member's Equity	
Liabilities:	
Commissions payable	$ 124,836
Accounts payable and accrued expenses	60,874
Payable to affiliate	2,795
	188,505
Commitments and contingencies (Notes 6 and 7)	
Member's equity	3,147,134
Total Liabilities and Member's Equity	$ 3,335,639

See accompanying notes to the Statement of Financial Condition

CONFIDENTIAL

1. ORGANIZATION

Mora WM Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Mora WM Holdings USA, LLC (the "Parent"). The Parent is owned by Mora Banc Grup, S.A., an international bank based in Andorra. The majority of the Company's customers are primarily from Latin America. The Company was formed in 2011 as a limited liability company in accordance with the laws of the state of Delaware and was approved by FINRA to operate as a registered broker dealer in May 2012.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

Securities Transactions
Revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis.

Mutual Fund Fees
The Company records 12b-1 mutual fund distribution fees as earned paid by the mutual fund to the broker-dealer to cover distribution expenses which encompass the marketing and selling of fund shares.

Clearing Arrangements
The Company has a clearing agreement with Pershing Clearing (the "Clearing Broker") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Broker. Pursuant to a clearing agreement, the Company is required to maintain a deposit of $250,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2017. The actual outcome of the estimates could differ from the estimates made in the preparation of the Statement of Financial Condition.

Income Taxes

The Company is treated as a partnership for Federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its member and taxed depending on the Member's tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is generally no longer subject to U.S. Federal or State examinations by tax authorities for years beginning before 2014.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") on revenue recognition. This ASU outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. This standard supersedes existing revenue recognition requirements and eliminates most industry-specific guidance from GAAP. The core principle of the revenue recognition standard is to require an entity to recognize as revenue the amount that reflects the consideration to which it expects to be entitled in exchange for goods or services as it transfers control to its customers. This ASU is effective for the Company on January 1, 2018. The ASU can be applied using a full retrospective method or a modified retrospective method of adoption. The Company will adopt the new standard using the modified retrospective transition method, under which the cumulative effect of initially applying the new guidance is recognized as an adjustment to the opening balance of member's equity on the first day of fiscal year 2018. The Company is continuing the assessment of the impact of this ASU on its results of operations, financial position, cash flows and disclosures; the Company's assessment will be finalized during fiscal year 2018. The Company will continue to monitor additional changes, modifications, clarifications or interpretations undertaken by the FASB, which may impact our current conclusions.

3. RELATED PARTIES

The Company has an expense sharing agreement with Mora Wealth Management, LLC (the "RIA"), a company related through common ownership. The RIA is a registered investment advisor under the SEC Investment Advisor Act of 1940. The Company and the RIA have entered into an agreement whereby they share office space and office services. The cost of such space and services are allocated between the entities. Further, the Company, from time to time, loans fund to the RIA for normal cash flow purposes. Any amounts due or owed under these relationships are due on demand and bear no interest. As of December 31, 2017, the Company owed $2,795 to the RIA for such services.

4. REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $250,000 or 1500% of Aggregate Indebtedness, (also as defined), and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1. At December 31, 2017, the Company's Net Capital was $3,053,503 and the required Net Capital was $250,000. At December 31, 2017, the Company's ratio of Aggregate Indebtedness to Net Capital was 0.06 to 1.

The Company engages in commission rebate/recapture arrangements with institutional customers. In connection with this activity, and in accordance with Rule 15c3-3 of the Securities and Exchange Commission, the Company's maintains a special reserve bank account for the benefit of customers. As of December 31, 2017, cash of $100,025 has been segregated in such account.

5. RECEIVABLE FROM CLEARING BROKER

The Company clears its customers' transactions on a fully disclosed basis with the Clearing Broker. Pursuant to its clearing agreement, the Company is required to maintain a certain minimum capital with the Clearing Broker, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company's clearing activities. At December 31, 2017, the Company had $2,174,919 due from its clearing broker for operations.

6. COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through the issuance date of the Statement of Financial Condition and has determined that there were no subsequent events requiring disclosure in this financial statement.

MORA WM SECURITIES, LLC
(A Wholly-Owned Subsidiary of
Mora WM Holdings USA, LLC)

Statement of Financial Condition

December 31, 2017